Free Writing Prospectus

Dated February 12, 2026

Filed Pursuant to Rule 433

Registration Statement No. 333-279042

News Release

Amkor Technology Announces Pricing of Secondary Offering of 10 million Shares of Common Stock by the Kim Family

TEMPE, Ariz. – February 12, 2026—Amkor Technology, Inc. (Nasdaq: AMKR) (“Amkor” or the “Company”), a leading provider of semiconductor packaging and test services, today announced the pricing of a secondary underwritten public offering of 10,000,000 shares of the Company’s common stock (“Common Stock”) by 915 Investments, LP (the “selling stockholder”) at a public offering price of $48.75 per share. The selling stockholder is an investment vehicle for members of the Kim Family and Susan Y. Kim, the Chairman of the Board of Directors of Amkor. The selling stockholder has granted the underwriter a 30 day option to purchase up to an additional 1,500,000 shares of Common Stock. All of the shares in the offering will be sold by the selling stockholder. The Company is not offering any shares of Common Stock and will not receive any proceeds from the sale of the shares by the selling stockholder.

Following the consummation of the offering of the 10,000,000 shares, the Kim Family will continue to own over 49% of Amkor’s Common Stock. “The Kim family remains Amkor’s largest investor, confident in the Company’s strategic vision and we believe Amkor is in a unique position as a globally diversified OSAT,” said Susan Y. Kim.

The selling stockholder has also entered into a lock-up agreement under which it has agreed that neither the selling stockholder nor any of its direct or indirect affiliates, other than the Company and its subsidiaries, will sell, or otherwise transfer or dispose of, any of its remaining shares of Common Stock for a period of 180 days after the date of the final prospectus, subject to certain exceptions. The Company expects to enter into a clear market provision pursuant to which it will agree not to offer or otherwise sell shares of Common Stock for a period of 75 days after the date of the final prospectus, subject to certain exceptions.

Goldman Sachs & Co. LLC is serving as sole bookrunning manager for the offering.

The Company has filed an effective shelf registration statement including a prospectus and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company, the selling stockholder and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526, facsimile: 212-902-9316 or by email at prospectus-ny@ny.email.gs.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the shares, nor shall there be any offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Amkor Technology, Inc.

Amkor Technology, Inc. (Nasdaq: AMKR) is the world’s largest U.S. headquartered OSAT and is a global leader in outsourced semiconductor packaging and test services. With a strong track record of innovation, a broad and diverse geographic footprint and solid partnerships with lead customers, Amkor delivers high-quality solutions that enable the world’s leading semiconductor and electronics companies to bring advanced technologies to market. The company’s comprehensive portfolio includes advanced packaging, wafer-level processing, and system-in-package solutions targeting applications for smartphones, data centers, artificial intelligence, automobiles and wearables.

Forward-Looking Statement Disclaimer

This announcement contains forward-looking statements within the meaning of federal securities laws. All statements other than statements of historical fact are considered forward-looking statements. These forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could affect future results and cause actual results and events to differ materially from historical and expected results and those expressed or implied in the forward-looking statements, including, but not limited to, that there can be no assurance that the offering of the shares will be consummated. Other important risk factors that could affect the outcome of the events set forth in these statements are discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, and in its subsequent filings with the SEC made prior to or after the date hereof. The Company undertakes no obligation to review or update any forward-looking statements to reflect events or circumstances occurring after the date of this announcement.

Jennifer Jue

Vice President, Investor Relations

480-786-7594

jennifer.jue@amkor.com

Source: Amkor Technology, Inc.